September 2, 2025

Doron Kerbel
General Counsel and Corporate Secretary
GILAT SATELLITE NETWORKS LTD
Gilat House
21 Yegia Kapayim Street, Kiryat Arye
Petah Tikva 4913020, Israel

       Re: GILAT SATELLITE NETWORKS LTD
           Registration Statement on Form F-3
           Filed on August 28, 2025
           File No. 333-289911
Dear Doron Kerbel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing